As filed with the Securities and Exchange Commission on July 16, 2002

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(AMENDMENT NO. 2)

McAFEE.COM CORPORATION

(Name of Subject Company)
NETWORKS ASSOCIATES, INC.
and
McAFEE.COM HOLDINGS CORPORATION
(Names of Filing Persons — Offerors)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

579062-100

(CUSIP Number of Class of Securities)

George Samenuk

Chairman and Chief Executive Officer
Networks Associates, Inc.
3965 Freedom Circle
Santa Clara, CA 95054
(408) 998-3832
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

Copy to:

Jeffrey D. Saper, Esq.

Kurt J. Berney, Esq.
Michael J. Kennedy, Esq.
Jack Helfand, Esq.
650 Page Mill Road
Palo Alto, California 94304
Telephone: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Value (*)	Amount of Filing Fee (*)

$148,439,160	$13,657

*	Estimated solely for the purpose of calculating the registration fee pursuant to Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $11.34, the average of the high and low sales prices of McAfee.com Class A common stock on the Nasdaq National Market on July 15, 2002 and (ii) 13,089,873, the expected maximum number of shares of McAfee.com common stock to be acquired in the Offer and the merger (including exercisable options). The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002, equals 0.0092% of the Transaction Value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,312

Form of Registration No.: Form S-4 (file no. 333-91746)
Filing Party: Networks Associates, Inc.
Date Filed: July 2, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEMS 1 THROUGH 11.

      This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO initially filed on July 2, 2002 (as previously amended by Amendment No. 1 filed with the SEC on July 5, 2002, and as amended hereby, the “Schedule TO”), by Networks Associates, Inc. (“Network Associates”), a Delaware corporation, and McAfee.com Holdings Corp. (“McAfee.com Holdings”), a Delaware corporation and a wholly-owned subsidiary of Network Associates. This Schedule TO relates to the offer by McAfee.com Holdings to exchange shares of Network Associates common stock, par value $0.01 per share, for each outstanding share of Class A common stock, par value $0.01 per share, of McAfee.com Corporation (“McAfee.com”), a Delaware corporation, that Network Associates and its subsidiaries do not own (the “Shares”), upon the terms and subject to the conditions set forth in the Prospectus dated July 2, 2002, as amended and supplemented by the Prospectus Supplement dated July 16, 2002, and in the related Letter of Transmittal, copies of which are incorporated by reference herein as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Notwithstanding the foregoing incorporation by reference, pursuant to General Instruction F of Schedule TO, Network Associates will continue to (1) amend this Schedule TO to file any exhibits required to be so filed by Schedule TO and (2) carry out its obligations under Rules 14d-4(d) and 14d-6(c) promulgated under the Securities Exchange Act of 1934.

ITEM 12.  EXHIBITS.

      The reference to Exhibit (a)(1) to the Schedule TO is amended and restated as set forth below:

      (a)(1)  Prospectus dated July 2, 2002, as amended and supplemented by the Prospectus Supplement dated July 16, 2002 (incorporated by reference to Network Associates’ filing of a registration statement on Form S-4 filed on July 2, 2002, as amended by Amendment No. 1 to such registration statement filed on July 16, 2002).

      Item 12 is hereby amended and supplemented by adding the following exhibits:

      (a)(11)  Complaint titled Justin Peyton v. Stephen C. Richards, Srivats Sampath, Richard Schell, George Samenuk, Frank C. Gill, and Network Associates, Inc. (Case No. CV 809111), filed July 1, 2002 in the Superior Court of the State of California County of Santa Clara.

      (a)(12)  Press release issued by Network Associates on July 15, 2002 announcing the increase in the exchange ratio (incorporated by reference to Exhibit 99.15 to the Amendment No. 1 to the Registration Statement on Form S-4 of Network Associates filed with the Commission on July 16, 2002).

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13e-3.

      Not applicable.

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NETWORKS ASSOCIATES, INC.

By:	/s/ GEORGE SAMENUK

Name: George Samenuk
Title: Chairman and Chief Executive Officer

MCAFEE.COM HOLDINGS CORPORATION

By:	/s/ GEORGE SAMENUK

Name: George Samenuk
Title: President

Dated: July 16, 2002